CM

14047117

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2014

SEC FILE NUMBER
8-50982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benefit Finance Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six CityPlace Drive, Suite 400
(No. and Street)

St. Louis (City) MO (State) 63141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Fargo 314-729-2210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street, Suite 500, St. Louis, MO 63101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, Scott Fargo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Finance Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN M. FLETCHER
Notary Public
Commission # 10433204
St. Louis County
Notary Seal
STATE OF MISSOURI
My Commission Expires 06-06-2014

Signature

C.E.O.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANCORP SERVICES LLC

February 26, 2014

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F. Street, NE
Washington, D.C. 20549

RE: *Benefit Finance Securities, LLC*
CRD# 45113
Annual Audited Statements SEC Rule 17a-5

Ladies and Gentlemen:

Attached are Benefit Finance Securities, LLC's Statement of Financial Condition and financial statements with supplemental material for the year ended December 31, 2013.

Sincerely,

Scott Fargo
Principal

Enclosures: 2

BENEFIT FINANCE SECURITIES, LLC

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
YEAR ENDED DECEMBER 31, 2013

ANDERS
CPAs + ADVISORS

BENEFIT FINANCE SECURITIES, LLC

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
YEAR ENDED DECEMBER 31, 2013

Contents

ANDERS
CPAs + ADVISORS

Independent Auditors' Report

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

We have audited the accompanying financial statements of Benefit Finance Securities, LLC (a Missouri limited liability company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benefit Finance Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

February 20, 2014

Benefit Finance Securities, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$	74,263
Due from affiliated company		17,679
Other assets		10,751
Total Assets	$	102,693

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	700
Member's Equity		101,993
Total Liabilities and Member's Equity	$	102,693

Benefit Finance Securities, LLC
Statement of Income
Year Ended December 31, 2013

Revenues		
Commissions	$	230,398
Plan administration fees		87,000
Other fee income		4,199
Interest income		25
Total Revenues		321,622
Expenses		
Management fee		90,000
Other expenses		71,604
Total Expenses		161,604
Net Income	$	160,018

Benefit Finance Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2013

December 31, 2012	$	241,975
Net income		160,018
Distributions		(300,000)
December 31, 2013	$	101,993

Benefit Finance Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows From Operating Activities	
Net income	$ 160,018
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in assets	
Due from affiliated company	(2,478)
Other assets	(9,753)
Decrease in liabilities	
Accounts payable	(175)
Net Cash Provided by Operating Activities	147,612
Cash Flows From Financing Activities	
Distributions to member	(300,000)
Net Cash Used in Financing Activities	(300,000)
Net Decrease in Cash and Cash Equivalents	(152,388)
Cash and Cash Equivalents, Beginning of Year	226,651
Cash and Cash Equivalents, End of Year	$ 74,263

1. Summary of Significant Accounting Policies

Nature of Operations

Benefit Finance Securities, LLC (the "Company"), is a limited liability company formed in 1997 under the laws of the State of Missouri. The Company is a wholly-owned subsidiary of Bancorp Services, LLC ("Bancorp"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer selling variable life insurance annuities and private placements. Also, the Company provides plan administration services for these variable life insurance contracts. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and operates under the exemptive provisions of SEC Rule 15c3-3(k)(1). The latest date upon which the Company is to dissolve is December 31, 2050.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Use of Estimates in Financial Statements

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of certain assets and liabilities at the date of the financial statements and the reported amounts of certain revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Company adopted "Financial Accounting Standards Committee 820, Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value investments. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority. Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables and accounts payable approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains its cash primarily with two financial institutions. Deposits at these banks are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2013, there were no cash balances in excess of federally insured limits at these banks. The Company performs ongoing credit evaluations of its customers and maintains allowances, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2013.

Revenue Recognition

The Company receives commissions from the sale of certain corporate life insurance products. Revenue from premium related commissions is recognized at the point the premiums are paid. Other products pay commissions over time based on the value of assets held in the product. For these types of products, commission income is accrued and recognized over time.

Plan administration fees are derived and recognized over the term of the contract from policy administration pursuant to the sale by a retail broker-dealer of a related variable insurance contract.

Income Taxes

The Company is formed as a single-member limited liability company and as such, its operations are included in Bancorp's tax returns. Earnings are included in the personal tax returns of the members. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2013, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2010. As of and for the year ended December 31, 2013, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

2. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $73,563, which was $68,563 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00952 to 1.

3. Related Party Transactions

The Company and BFP Securities, LLC ("BFPS"), a wholly-owned subsidiary of Benefit Finance Partners, LLC ("BFP"), which is 50 percent owned by Bancorp, are related by common ownership.

During 2013, the Company received commissions of $230,398, through an agreement with BFPS.

Commissions, plan administrative fees, and other advances may be due to and receivable from BFP and BFPS. At December 31, 2013, the Company had a balance due of $17,679 from BFPS.

The Company has an expense agreement with Bancorp to pay a monthly management fee of $7,500 for office space, and support in administration, finance, equipment, technology, sales, and marketing. Expenses under the agreement totaled $90,000 for the year ended December 31, 2013.

4. Risks and Uncertainties

Changes to the Internal Revenue Code and other factors may affect the demand for variable insurance contracts. A large part of the Company's customer base consists of companies in the banking industry. Economic difficulties by customers could lead to the surrender of existing insurance contracts and the resulting recognition of surrender charges. It is not currently possible for the Company to determine the likelihood or potential impact of the above uncertainties.

Revenue from two customers were approximately 95 percent of the Company's revenue for the year ended December 31, 2013. Receivables from one of these customers was 100 percent of the Company's receivables at December 31, 2013.

5. Subsequent Events

The Company has evaluated subsequent events through February 20, 2014, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

Benefit Finance Securities, LLC
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2013

Total Member's Equity	$	101,993
Less non-allowable assets:		
Due from affiliated company		17,679
Other assets		10,751
Total non-allowable assets		28,430
Net Capital	$	73,563
Aggregate Indebtedness	$	700
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	47
Minimum dollar net capital requirement	$	5,000
Minimum capital requirement (greater of above)	$	5,000
Excess net capital	$	68,563
Net capital less greater of 10% of aggregated indebtedness or 120% of minimum capital requirement)	$	67,563
Ratio of Aggregate Indebtedness to Net Capital		0.00952 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

Benefit Finance Securities, LLC
Exemptive Provision Under Rule 15c3-3
Schedule 2
December 31, 2013

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3" are not applicable.

ANDERS
CPAs + ADVISORS

Independent Auditors' Supplementary
Report on Internal Control

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of Benefit Finance Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anders Minkler Huber & Helm LLP

February 20, 2014